CTDC ANNOUNCES STRATEGIC PARTNERSHIP WITH TERRA SOLAR

HONG KONG, October 25, 2007, China Technology Development Group Corporation (NASDAQ: CTDC; the “Company” or “CTDC”), a provider of renewable energy solutions and network security focusing in the solar energy business in China, today announced that it has signed a memorandum of understanding (“MOU”) with Terra Solar Global Inc. (“Terra Solar”), the leading U.S. based pioneer in the research and development of photovoltaic technology, to form a strategic partnership to develop and integrate applications of solar energy technology. The partnership is driven by the technological advantages of Terra Solar’s leading status in the BIPV (building integrated photovoltaic) market place as well as the cost advantages of the product and applications offerings and market opportunities in China which CTDC could offer.

Under the MOU, Terra Solar will provide their support in research and development of solar energy technologies based products and applications as well as establishing distribution channels of SnO2 base plate and solar products in North America, while CTDC will manufacture solar products and applications and continuously identify market opportunities to introduce advanced solar energy technologies, products and systems to China. The MOU marks a further step of cooperation with China Solar Group which also includes that Terra Solar will provide CTDC with technical consultancy support on the installation and operation of SnO2 solar base plate production lines. SnO2 solar base plate is a key component of a-Si (Amorphous Silicon) thin-film PV products.

The signing of this MOU marks another milestone in the establishment of CTDC as a significant player in China’s solar sector, which gives the Company solid technical support in manufacturing and distributing SnO2 base plates and future thin-film based solar energy products. It also allows the Company and Terra Solar to introduce advanced solar technologies and system delivery know-how to China where CTDC will focus its sales and marketing efforts through the extensive business network amongst one of its major shareholders, China Merchants Group.

Commenting on the partnership, Alan Li, CEO of the Company, said: “We expect tremendous mutual benefits from this partnership with Terra Solar. This cooperation will better equip the Company with industry know-how to introduce world leading solar energy solutions to China. We are confident that this cooperation will lay the foundation for CTDC to become a successful player in China’s renewable energy market.”

Jack C. Chu, CEO of Terra Solar, added: “With the extensive BIPV system delivery experience coupled with advanced thin-film technology offered by Terra Solar over the last three decades, we are confident that our expertise will enable our strategic partner to grow in the China market. We are confident that CTDC is the right strategic partner to tap the China market as both companies share a vision of revolutionizing the booming industry by taking a forward looking approach and ensuring satisfaction through state of the art technologies, products and system delivery know-how.”

About CTDC:

CTDC is a provider of renewable energy solutions and network security focusing in the solar energy business in China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the biggest state-owned conglomerates in China. For more information, please visit our website at www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.